EXHIBIT 99.3

April 15, 2003 Press Release SOURCE: Team Sports Entertainment, Inc. TRAC Announces ESPN for 2004, Raycom Sports Retained in Sales Role	Media: Go to www.traczone.com for more information on this specific release

CHARLOTTE, NC, April 15 /Business Wire/ —

Team Sports Entertainment, Inc. (NASDAQ: TSPT.OB) through its wholly owned subsidiary, Team Racing Auto Circuit (TRAC), announced today that it has reached a multi-year agreement with ESPN to be the exclusive network for all TRAC races beginning in May of 2004. The two companies have been in negotiations for over a year on the deal, and TRAC National Spokesman and stock car racing legend, Cale Yarborough, stated, “ESPN made stock car racing what it is today. They are the perfect partner for us. I’ve been waiting a long time for this.”

The specific schedule is expected to be released in the near future, and the circuit’s inaugural race is expected to be in mid May of 2004 culminating in a season ending championship event in mid August. The thirteen event package will air live on ESPN and ESPN2 primarily on Saturday afternoons and evenings. Plans are for the races to be conducted in a two hour window.

“ESPN is recognized for production and storytelling techniques that help bring national attention to a league or event,” said Mark Quenzel, ESPN Senior Vice President, Programming and Production. “We look forward to working with TRAC to deliver the coverage fans have come to enjoy from ESPN. Mixing a team format with stock car’s tradition, TRAC will take advantage of auto racing’s rich history to appeal to all fans.”

ESPN and ESPN2 combined to present more than 580 hours of original motorsports programming last year, including the Indy Racing League and National Hot Rod Association circuits and news programs such as RPM 2Night. ESPN’s auto racing coverage has received 17 Sports Emmy Awards and four CableAce Awards. ESPN Classic, seen in approximately 47 million homes, offers classic Indy 500 and NASCAR races. ESPN Radio, with nearly 700 affiliates, presents ESPN Radio’s RPM Now every Saturday from 7 to 9 a.m. ET. ESPN.com’s extensive motorsports coverage provides news, analysis, multimedia, games and other interactive elements for IRL, NHRA, NASCAR, CART, Formula One and IROC racing circuits.

In addition, TRAC President and Chief Operating Officer, Terry Hanson, announced that Raycom Sports has been retained to sell and market all of TRAC’s in-house and league-wide sponsorships including the television advertising package. Hanson said, “Raycom’s experience in event management, league marketing, and TV sales make them a natural for our business. I am looking forward to working with Ken Haines and his staff once again.”

Commenting on the agreement, Raycom Sports CEO and President Ken Haines said, “We are excited to expand our business to motorsports and will have our sales force on the streets immediately with this package.”

Raycom Sports was founded in 1979 and has made its mark in intercollegiate sports, professional golf, and event management and marketing initiatives. They are primarily known for their affiliation with ACC Basketball where they have held those rights since the company’s inception, and they also manage ACC Properties in affiliation with Jefferson-Pilot Sports. Additionally, Raycom delivered major title sponsorships for the Fiesta Bowl and Tangerine Bowl, and launched the Continental Tire Bowl last December in Charlotte which was a sell-out.

With these new television contracts in hand, Moag & Company, one of the nation’s leading sports and media investment banking firms, will initiate the sale of area team operating rights. Commenting on the ESPN and Raycom news, Chairman and Chief Executive Officer John Moag said, “This is the news we have been waiting to hear. We are comfortable that we can attract quality owner/operators for the 2004 TRAC season, and ESPN and Raycom will certainly add to that package.”

Team Racing Auto Circuit (TRAC) is a newly formed national motorsports league. By combining the best qualities of traditional motorsports with the best attributes of traditional team sports leagues, TRAC is creating a new and exciting form of stock car racing designed to reach the mainstream sports fan. Initially, the league is expected to consist of six, four-car teams that will be located in major U.S. cities with motorsports venues in the area. Each team will represent its city or region and will participate in a season long schedule of races, and conclude with a season-ending championship race.

Forward-looking Information:

This press release contains forward-looking statements regarding the Company’s business and operations. There are many factors that affect future events and trends related to the Company’s business, some of which are contained in Exhibit 99.1 to the Company’s Annual Report on Form 10-KSB. These factors involve certain risks and uncertainties that could cause actual results or events to differ materially from management’s views and expectations. Inclusion of any information or statement in this press release does not necessarily imply that such information or statement is material. The Company does not undertake any obligation to release publicly revised or updated forward-looking information. Such information included in this press release is based on information currently available and may not be reliable after this date.

Media Advisory:

For information specific to this release, please go to TRAC’s website at www.traczone.com to find a brief company history, anticipated questions and answers on this release, and a section of additional, relevant quotes dealing with this new information. Should you have additional questions after visiting the website, please contact:

Jim McKinney	TRAC Media Relations	704 992-1290

Michael Humes	ESPN Public Relations	860 766-2233

Frank Kay	Raycom Sports	704 378-4428

Corey Chisnell	Moag & Company	410 230-0105